UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Convio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21257W 105

(CUSIP Number)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

Telephone: (843) 216-6200

Copy to:

Donald R. Reynolds, Esq.

S. Halle Vakani, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: 919-781-4000

Facsimile: 919-781-4865

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21257W 105

1.	Names of Reporting Persons. Blackbaud, Inc. 11-2617163
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 5,825,164 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,825,164 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,825,164 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.3% (1)
14.	Type of Reporting Person (See Instructions) CO
(1)	Based on 18,591,609 shares of Common Stock of Convio, Inc. issued and outstanding as of January 16, 2012 (as provided by Convio, Inc.).

CUSIP No. 21257W 105

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Convio, Inc., a Delaware corporation (“Convio”). The principal executive office of Convio is located at 11501 Domain Drive, Suite 200, Austin, Texas 78758.

Item 2.	Identity and Background

(a), (b), (c) and (f). This Statement is being filed by Blackbaud, Inc., a Delaware corporation (“Blackbaud”). Blackbaud is a provider of software and services that enable nonprofit organizations to increase donations, reduce fundraising costs, manage complex finances for nonprofit organizations and governments, and build awareness and affinity for an organization’s cause by bringing their employees, volunteers and donors together in online, interactive communities. The address of the principal executive and business office of Blackbaud is 2000 Daniel Island Drive, Charleston, South Carolina 29492.

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Blackbaud are set forth on Schedule I hereto. Except as otherwise specified on Schedule I, the business address for each of the persons listed on Schedule I is c/o Blackbaud, Inc., 2000 Daniel Island Drive, Charleston, South Carolina 29492. All directors and executive officers of Blackbaud are citizens of the United States.

(d) and (e). During the last five years, neither Blackbaud nor any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Blackbaud may be deemed to have acquired ownership of 5,825,164 shares of Common Stock pursuant to the Support Agreement (as defined below) and certain irrevocable proxies to vote shares of Common Stock granted thereunder. Blackbaud did not expend any funds in connection with the execution of the Support Agreement. The Support Agreement is described in more detail in Item 4 below.

Blackbaud has received a commitment from JP Morgan Chase Bank, N.A. and SunTrust Bank to provide it with senior secured credit facilities in an aggregate amount of $325 million to finance the Merger (as defined below) and repay or refinance certain existing indebtedness of Blackbaud and Convio and pay related fees and expenses. The description of the commitment does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction

Merger Agreement

On January 16, 2012, Blackbaud, Caribou Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Blackbaud (“Caribou”), and Convio entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Caribou has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock of Convio at a price of $16.00 per share, net to the seller in cash (the “Per Share Amount”), and (ii) following the consummation of the Offer, Caribou will be merged with and into Convio (the “Merger”), with Convio as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each remaining share of Common Stock will be converted into the right to receive an amount in cash equal to the Per Share Amount, without interest. The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Tender and Support Agreement

On January 16, 2012, as an essential condition and inducement to the willingness of Blackbaud and Caribou to enter into the Merger Agreement, Blackbaud entered into a Tender and Support Agreement (the “Support Agreement”) with Convio’s directors, officers and certain other stockholders (collectively, the “Stockholders”).

CUSIP No. 21257W 105

The Support Agreement provides that the Stockholders shall, among other things, (i) tender all Common Stock beneficially owned by the Stockholders to Blackbaud, (ii) vote all shares of Common Stock owned or thereafter acquired by the Stockholders in favor of the adoption of the Merger Agreement, against any Company Takeover Proposal (as defined in the Merger Agreement), and otherwise in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) grant a proxy to Blackbaud to vote all shares of Common Stock held by the Stockholders, (iv) not transfer any shares of Common Stock, warrants or stock options to purchase shares of Common Stock held by the Stockholders; and (v) not to exercise any appraisal rights, on the terms and subject to the conditions set forth in the Support Agreement. The description of the Support Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, the form of which is filed as Exhibit 3 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a). As a result of the Support Agreement, Blackbaud may be deemed to have the power to vote 5,825,164 shares of Common Stock held by the Stockholders in connection with the Merger Agreement and certain related matters. Accordingly, Blackbaud may be deemed to be the beneficial owner of 5,825,164 shares of Common Stock in the aggregate, representing approximately 31.3 % of the total outstanding shares of Common Stock as of January 16, 2012.

The calculation of the foregoing numbers of shares of Common Stock and percentages is based on (i) the number of issued and outstanding shares of Common Stock at January 16, 2012, as provided by Convio and, (ii) the number of shares of Common Stock beneficially owned by the Stockholders as represented and warranted by the Stockholders in the Support Agreement. To Blackbaud’s knowledge, none of the other persons named in Item 2 above beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any shares of Common Stock or any other shares of capital stock of Convio.

Except as otherwise expressly provided in the Support Agreement, Blackbaud is not entitled to any rights as a stockholder of Convio as to any shares of Common Stock subject to the Support Agreement. This Statement shall not be construed as an admission by Blackbaud that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares of Common Stock subject to the Support Agreement.

(b). Pursuant to the Support Agreement, Blackbaud may be deemed to have sole power to vote or to direct the vote of 5,825,164 shares of Common Stock.

The following information contained in this Item 5(b) with respect to the Stockholders consists of information contained in the representations and warranties of the Stockholders contained in the Support Agreement. While Blackbaud has no reason to believe that such information was not reliable as of its date, Blackbaud accepts responsibility only for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Blackbaud makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by the Stockholders, as applicable, that may effect the accuracy or completeness of such information.

(c). Except for the Merger Agreement and the Support Agreement described in Item 4 above, no transactions involving the Common Stock were effected during the past 60 days by Blackbaud or, to the knowledge of Blackbaud, any of the other persons named in Item 2 above.

(d). To Blackbaud’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Blackbaud.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

CUSIP No. 21257W 105

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Debt Commitment Letter, dated as of January 17, 2012, from JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC, SunTrust Bank and SunTrust Robinson Humphrey, Inc. (incorporated herein by reference to Exhibit (b)(1) to the Schedule TO filed by Blackbaud on January 25, 2012).

Exhibit 2	Agreement and Plan of Merger, dated as of January 16, 2012, by and among Blackbaud, Caribou Acquisition Corporation and Convio (incorporated herein by reference to Exhibit 2.4 to the Report on Form 8-K filed by Blackbaud on January 17, 2012).

Exhibit 3	Form of Tender and Support Agreement by and among Blackbaud and the directors, officers and certain stockholders of Convio (incorporated herein by reference to Exhibit 10.52 to the Report on Form 8-K filed by Blackbaud on January 17, 2012).

CUSIP No. 21257W 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 26, 2012

/s/ ANTHONY W. BOOR
Anthony W. Boor,
Senior Vice President and Chief Financial Officer

CUSIP No. 21257W 105

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF BLACKBAUD, INC.

Directors:

Name	Current Principal Occupation or Employment

Marc E. Chardon	President and Chief Executive Officer of Blackbaud, Inc.
Andrew M. Leitch	Chairman of Board of Directors of Blackbaud, Inc.
George H. Ellis	Chief Financial Officer of The Studer Group
John P. McConnell	President and Chief Executive Officer of McConnell Golf LLC
Timothy Chou	Co-Founder of Openwater Networks
Carolyn Miles	President and Chief Executive Officer of Save the Children Foundation, Inc.
David G. Golden	Strategic Advisor of Revolution LLC
Sarah E. Nash	Formerly Vice Chairman of JP Morgan

Executive Officers:

Name	Current Position at Blackbaud, Inc.

Marc E. Chardon	President and Chief Executive Officer of Blackbaud, Inc.
Anthony W. Boor	Senior Vice President, Chief Financial Officer
Charles T. Cumbaa	President, Enterprise Customer Business Unit
Jana B. Eggers	Senior Vice President, Product Management and Marketing
Brad J. Holman	President, International Business Unit
Charles L. Longfield	Senior Vice President, Chief Scientist
John J. Mistretta	Senior Vice President of Human Resources
Kevin Mooney	President, General Markets Business Unit
Heidi H. Strenck	Senior Vice President, Controller